PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

24th April 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


06012921

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 6th April
- 10th April
- 10th April
- 18th April
- 24th April

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

RECEIVED
2006 MAY -1 A 7:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel



A member of the **PETER HAMBRO MINING GROUP** of companies
Registered Office: 11, Grosvenor Place, Belgravia, London SW1X 7HH
Registered in England Number 4343841

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press release of 06 April 2006

Holdings in Company

Peter Hambro Mining plc (the "Company") was notified by Deutsche Bank AG that it, together with its subsidiary companies, holds 2,384,219 ordinary shares of £0.01 each ("Ordinary Shares") in the Company representing 3.02 per cent of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova, Director of External Communications +44 (0) 20 7201 8900
Marianna Adams, Investor Relations
Peter Hambro Mining plc

Tom Randell, Maria Suleymanova +44 (0) 20 7653 6620
Merlin

RECEIVED
2006 MAY -1 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE



PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press release of 10 April 2006

Holdings in Company

On 7th April 2006 Peter Hambro Mining plc (the "Company") was notified by Deutsche Bank AG that it, together with its subsidiary companies, has ceased to have a notifiable interest in the Company.

Enquiries:

Alya Samokhvalova, Director of External Communications +44 (0) 20 7201 8900
Marianna Adams, Investor Relations
Peter Hambro Mining plc

Tom Randell, Maria Suleymanova +44 (0) 20 7653 6620
Merlin

RECEIVED
2006 MAY -1 A 7:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Registered Office: 11 Grosvenor Place, Belgravia, London, SW1X 7HH
Registered in England Number 4343841
Member of the **PETER HAMBRO MINING** group of companies

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

RECEIVED
2006 MAY -1 A 7:4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press release of 10 April 2006

Holdings in Company

On 10th April 2006 Peter Hambro Mining plc (the "Company") was notified by Deutsche Bank AG that it, together with its subsidiary companies, holds 2,391,278 ordinary shares in the Company representing 3.03 per cent of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova, Director of External Communications	Peter Hambro Mining plc
Marianna Adams, Investor Relations	+44 (0) 20 7201 8900
Tom Randell, Maria Suleymanova	Merlin
	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

RECEIVED
2006 MAY -1 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release of 18 April 2006

US$17.4m exercise of IFC option in Peter Hambro Mining

Peter Hambro Mining ("PHM") is pleased to announce that the International Finance Corporation ("IFC"), the private sector arm of the World Bank Group, is investing a further US$17.4m by exercising to the full extent their option to subscribe for ordinary shares in PHM. As was announced on 5 April 2005, the IFC subscribed for 1,448,545 new PHM shares at that time and was granted the option to subsequently apply for up to a matching amount of additional new shares.

The initial IFC investment of US$15m in April 2005 was completed at a price of UK£5.50 per PHM share and the option to subscribe for additional PHM shares was granted with an exercise price at a 25% premium to this. The full exercise of the option results in the issue of 1,448,545 additional new PHM shares to the IFC.

The IFC is a substantial provider of project and private sector finance in the developing world, with a significant involvement in Russia across all sectors, including gold mining. The exercise of the option follows a further environmental and investment review of PHM by the IFC and approval of the investment by Board of the IFC.

Peter Hambro, Executive Chairman, said: -

"I am delighted that the IFC is investing in PHM again just over a year after their original investment. The investment follows a further review of PHM by the IFC's investment and environmental teams and their further investment is a strong endorsement of our corporate strategy and operational organisation.

PHM has embarked upon a large expansion programme and it is of great comfort to be doing so with the support of the World Bank Group. We continue to talk with the IFC and a number of other project finance banks with regard to debt financing the development costs. I believe that IFC's investment is a great vote of confidence in the strength of the projects."

Christopher Goss, Principal Investment Officer, the International Finance Corporation, said: -

"IFC is very pleased to be increasing its shareholding in PHM. We are excited by their mine development plans and hope to be able to expand our support to PHM in

implementing them to high environmental and social standards."

Enquiries:

Alya Samokhvalova / Marianna Adams +44 (0) 20 7201 8900
Investor Relations, Peter Hambro Mining

Tom Randell / Maria Suleymanova +44 (0) 20 7653 6620
Merlin

RECEIVED
2006 MAY -1 A 7:4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

24-4-06

Preliminary results for the year ended 31 December 2005

Peter Hambro Mining PLC ("PHM" or the "Group") announces its preliminary results for the year ended 31 December 2005.

Financial Highlights:

US$ '000	2005	2004	*change*
Turnover (inc. share of Joint Ventures)	114,579	85,502	*+34%*
Operating Profit	17,490	22,703	*-23%*
Retained Profit for the Year	13,255	15,318	*-13%*
Earnings per ordinary share (US$)	0.17	0.22	*-23%*
Shareholders' Funds	239,925	200,134	*+20%*
Net Cash pre leasing / sale & lease back	10.4	21.7	*-52%*

Operating Highlights	2005	2004	*change*
Attributable Gold Production	249,000 oz	209,000 oz	*+19%*
GIS Cash Operating Costs (US$/oz)	125.4	106.9	*+17%*
GIS Total Cash Costs (US$/oz)	158.7	134.7	*+18%*

Chairman's Statement: -

"The Group has had another excellent year with production growth and increases in the quality and quantity of the Group's reserve and resource base. As indicated in our trading update in March 2006, inflationary pressures on our input costs and accounting items have resulted in somewhat lower earnings per share than we had hoped for.

Total attributable gold production increased by nearly a fifth and was fractionally ahead of forecast. Pokrovskiy production increased by 21% and contributions from new assets now make up 6% of the total. The average price received for gold was US$442 / oz during 2005, a 10% increase on that achieved in 2004. The market price today is more than US$620 /oz.

The Group's development and exploration activities were concentrated on providing the understanding of the gold-in-the-ground necessary to meet our "one million ounce per year" production target for 2009. This includes exploration work to reclassify appropriate 'less-certain' P category resources into 'better-defined' C category reserves.

Of particular note is the success of the process engineers with the resource at Pokrovka 2, hitherto considered as a less than 1.0 grams per tone low-grade resource, where the proposed addition of a simple pre-washing technique would increase the grade delivered to the mill to c. 8.0 grams per tonne. At Pioneer the geologists are developing a new structural interpretation of the deposit and this was recently confirmed by the finding of another high-grade zone – similar to Apophysis 1 – with average grades of over c. 222.0 grams per tonne over c. 8.5 metres. At Malomir the previous estimates have been confirmed and enlarged by exploration and a new ore zone recently identified on the far side of the valley.

In addition to this, the exploration work on Novogodnee Monto and other deposits in our licence area in the Yamal region has progressed well and it is gratifying to note that SRK, in its report to

the Board, shares our enthusiasm for the new Yamal licence areas when it says that the two licences will in due course confirm the existence of ore grade mineralization containing in excess of 5 million ounces of gold.

2005 saw the start of an expansion programme aimed at achieving the "one million ounce per annum" gold production target set for 2009. This programme required new investment in training and manning for the development of Malomir, as well as at Pioneer and Pokrovskiy flanks. Repairs and refurbishment of equipment generally destined for the new projects was also a major expense item. Some of these expenditures, largely because they were not specifically identifiable for a particular project, have been charged as operating expenditure this year contributing to a short-term down-turn on earnings per share. The combination of these two elements meant that the Group's earnings at US$13.3 million (2004 US$15.3 million) were somewhat lower than we had anticipated.

Whilst industry-wide external affects on operating costs, such as wage inflation, fuel, energy and plant consumables cost increases are resulting in inflationary pressures, I am pleased that the Pokrovskiy mining operation, over which we have direct control, is nevertheless still reported to be Russia's lowest cost major gold mine. Cost control and asset optimisation remain key priorities. These negative effects are, at present, balanced by the improvement in the Rouble price of gold and by economies of scale.

The successful placement and issue of the US$140m convertible bonds has increased confidence in the Group's ability to realise its 2009 production target by providing the necessary finance for construction and development. The issue of the bonds also allows the Group to be less reliant on obtaining project finance in order to fund its developments.

With a forecast production of 250,000 ounces in 2006 we are now approximately a quarter of the way towards delivering our million ounce target in 2009 and our estimates of the economics of this plan, which were discussed in the Group's Analysts' Workshop in January 2006, remain substantially unchanged.

In spite of the cost pressures – and particularly with worldwide gold prices remaining strong – I believe that we can look forward to a successful future."

Enquiries:

Alya Samokhvalova or Marianna Adams — +44 (0) 207 201 8900
Peter Hambro Mining — www.peterhambro.com

David Simonson or Tom Randell — +44 (0) 207 653 6620
Merlin

Consolidated Profit and Loss Account for the year ended 31 December 2005
(expressed in US $'000s)

	2005 $'000	2004 $'000
Turnover: Group and share of joint ventures	**114,579**	**85,502**
Less: share of joint ventures' turnover	(23,330)	(23,394)
Group turnover	**91,249**	**62,108**
Net operating expenses	(73,759)	(39,405)
Operating profit	**17,490**	**22,703**
Profit on disposals of interest in businesses	3,822	-
Loss on disposals of interest in joint venture	(413)	-
Share of operating profit in joint ventures	2,324	4,829
Amortisation of goodwill in joint ventures	(1,046)	(954)
Profit on ordinary activities before interest and other income	**22,177**	**26,578**
Interest payable and similar charges	(5,953)	(3,661)
Other income	3,807	1,387
Profit on ordinary activities before taxation		
Group	19,194	20,916
Joint ventures	837	3,388
	20,031	**24,304**
Taxation on profit on ordinary activities	(6,032)	(8,253)
Profit on ordinary activities after taxation		
Group	13,985	13,801
Joint ventures	14	2,250
	13,999	**16,051**
Minority interests		
Group	(527)	(326)
Joint ventures	(217)	(407)
Profit retained for the year	**13,255**	**15,318**
Earnings per ordinary share	$0.17	$0.22
Diluted earnings per ordinary share	$0.17	$0.21

PETER HAMBRO MINING PLC

Consolidated Balance Sheet for the year ended 31 December 2005

(expressed in US $'000s)

	2005 $'000	2004 $'000
Fixed assets		
Intangible assets		
Goodwill	(176)	(2,776)
Other intangible assets	102,231	80,653
Capitalised exploration and development expenditure	30,555	10,251
Tangible assets		
Property, plant and equipment	74,959	60,579
Investments	448	1,399
Investments in joint ventures:		
Goodwill	1,467	2,821
Share of gross assets	17,313	21,366
Share of gross liabilities	(8,171)	(10,188)
Loans	-	3,400
	218,626	**167,505**
Current assets		
Stock and work in progress	23,521	17,294
Debtors	31,273	17,784
Cash at bank and in hand	144,534	25,854
	199,328	**60,932**
Creditors, amounts falling due within one year	(18,909)	(15,607)
Net current assets	**180,419**	**45,325**
Total assets less current liabilities	**399,045**	**212,830**
Creditors, amounts falling due after one year		
Due to former shareholders of subsidiary	-	(3,486)
Long-term borrowings	(2,250)	(4,655)
Finance lease liabilities falling due after one year	-	(243)
Guaranteed Convertible Bonds 2010, 7.125%	(133,920)	-
	(136,170)	**(8,384)**
Provisions	(18,426)	(2,182)
Net assets	**244,449**	**202,264**
Capital and reserves		
Equity shareholders' funds	239,925	200,134
Minority interests	4,524	2,130
	244,449	**202,264**

PETER HAMBRO MINING PLC

Consolidated Statement of Cash Flow for the year ended 31 December 2005

(expressed in US $'000s)

	2005 $'000	2004 $'000
Net cash inflow from operating activities	15,719	20,532
Returns on investments and servicing of finance		
Interest received	1,971	892
Interest paid	(1,292)	(2,965)
Interest element of finance leases	(81)	(1,111)
Dividends paid to minority shareholders	(4,901)	(113)
Net cash outflow from returns on investments and servicing of finance	(4,303)	(3,297)
Taxation paid	(3,401)	(4,223)
Capital expenditure and financial investment		
Purchase of tangible assets	(20,919)	(20,393)
Expenditure on research/development and mineral properties	(19,610)	(9,181)
Sales of other investments	(17)	2
Proceeds on disposal of tangible assets	86	25
Loan granted	(4,011)	(4,523)
Loan repayments	18,055	2,149
Net cash outflow on capital expenditure and financial investment	(26,416)	(31,921)
Acquisitions and disposals		
Purchase of subsidiary undertakings	(12,057)	(11,785)
Cash acquired with subsidiaries	814	103
Proceeds from sales of subsidiary undertakings	-	2,112
Investments in joint ventures	-	(3,817)
Net cash outflow on acquisitions and disposals	(11,243)	(13,387)
Cash outflow before financing	(29,644)	(32,296)
Management of liquid resources and financing		
Capital element of finance leases	(652)	(6,114)
Receipts from borrowings	162,673	56,376
Repayments of amounts borrowed	(35,034)	(76,124)
Net receipts from issuing shares	21,337	69,185
Net cash inflow from financing activities	148,324	43,323
Increase in cash at bank and in hand	118,680	11,027

2005 Operating Highlights

- Group attributable gold production increased by 19% to *c.*249,000 ounces
- Pokrovskiy gold production increased by 20.7%
- Significant attributable production received for the first time from Amur region affiliates and subsidiaries strengthening the Group's regional position
- Completion of assay laboratory construction giving what we believe to be the largest private laboratory capacity in Russia
- Processing of ore at Pioneer proves effectiveness of choice of ore extraction technology

Production

Pokrovskiy & Pioneer

Pokrovskiy Deposit

2005 was a successful year at Pokrovskiy. As envisaged, the Pokrovskiy team has achieved the positive results shown in all the production figures. Foremost amongst the achievements has been the increase in gold production by 21% versus 2004.

The following points highlight the success in 2005:

- Advanced stripping carried out in 2004 and 2005, together with optimised planning and mining using the MicroMine geological computer software has contributed to the processing of higher quality ore;
- Renewal of mining and transportation equipment provided stability and allowed successful completion of project planning and implementation. During the first half of 2005, 5 Belaz dump trucks with a 45 tonne capacity and 2 CAT D6R bulldozers were acquired, in addition to mining equipment purchased in 2004;
- The work carried out in 2004 to expand the plant led to stable operation of all units, which provided for an increase in production and productivity. 2005 Resin in Pulp ("RIP") ore processing in 2005 amounted to 1.4 million tonnes of ore (compared with 1.17 million tonnes in 2004). All indicators showed plant work for 2005 corresponding to projected figures and capacity levels;
- During 2005 the RIP's desorption processing unit was improved in order to achieve a more complete extraction of silver. As a result, the extraction of silver doubled in the fourth quarter and is scheduled to continue at this improved rate;
- The process of double stacking the heap-leach was tested in 2004 and in 2005 showed good gold extraction results. Ore processed by the heap-leach in 2004 showed a 60% recovery rate but was subsequently left on the pad where in 2005 a further 15% recovery from this ore was achieved. Due to the Group's calendar reporting period, recovery is shown at 60% in 2004 but this extra recovery at 15% reduces the 2005 recovery when in reality the number would be in excess of 60% for the continuous period; and
- The enhancement in heap-leach technology has preserved production costs at last year's level despite gold grades in the heap-leach ore being 17% lower than in 2004 (1.8g/t - 2004 vs. 1.5g/t - 2005). The enhanced technology allows economic treatment of grades lower than originally anticipated which will consequently allow an increase in the reserve base of the deposit.

PHM Schedule			
	Units	**2005**	**2004**
Pokrovskiy deposit			
Total material moved	*'000 m3*	5,248	4,540
Including advanced stripping	*'000 m3*	1,180	1,028
Ore mined	*'000 tonnes*	1,393	1,045
Grade	*g/t*	3.6	3.4
Gold	*'000 oz*	159.8	113.7
Including rich ore	*'000 tonnes*	899.0	608
Grade	*g/t*	4.7	4.5
Gold	*'000 oz*	135.7	88.5
Pioneer deposit			
Total material moved	*'000 m3*	836	228
Ore mined	*'000 tonnes*	133	43
Grade	*g/t*	3.5	7.6
Gold	*'000 oz*	15.0	10.4

PHM Processing Schedule			
	Units	**2005**	**2004**
Resin In Pulp plant			
Ore from Pokrovskiy pit	*'000 tonnes*	899	673
Grade	*g/t*	4.7	4.2
Gold	*000 oz*	136	90.6
Ore from stockpiles	*'000 tonnes*	444	454
Grade	*g/t*	2.8	3.1
Gold	*'000 oz*	39.4	45.5
Pioneer (bulk sample)	*'000 tonnes*	53	38
Grade	*g/t*	5.7	8.4
Gold	*'000 oz*	9.7	10.1
Total milled	*'000 tonnes*	1,397	1,165
Grade	*g/t*	4.1	3.9
Gold	*'000 oz*	184.9	146.2
Recovery	*%*	91.5	90.7
Gold recovered	*'000 oz*	169.2	132.7
Heap leach			
Ore stacked	*'000 tonnes*	714	620
Grade	*g/t*	1.5	1.8
Gold	*'000 oz*	38	35.3
Recovery	*%*	48.9	60.0
Gold recovered	*'000 oz*	16.5	21.3
TOTAL			
Total gold recovered	*'000 oz*	185.7	153.9

Pokrovskiy Rudnik - Operating Cost Analysis				
	2005	2004	Variance	1H 2005
Gold Institute Standard				
Direct Mining & Processing Expenses	95.0	73.0	30.1%	97.8
Refinery & Transportation cost	4.5	6.1		4.3
By-product credits	(0.9)	(0.2)		(0.3)
Other	26.8	28.0		47
Cash Operating Cost	**125.4**	**106.9**	**17.3%**	**148.8**
Royalties	27.1	22.7		25.2
Production taxes	6.2	5.1		7.1
Total Cash cost	**158.7**	**134.7**	**17.8%**	**181.1**
Non-cash movement in stock	28.6	12.4		15.1
Depreciation/Amortization	42.4	37.2		47.7
Total Production Cost	**229.7**	**184.3**	**24.6%**	**243.9**

In 2005, material and input costs at Pokrovskiy mine experienced upwards pressure from external factors. For Pokrovskiy, fuel, energy and plant consumables prices have increased by 36%, 26% and 30% respectively. The Group was actively implementing cost optimisation programmes and, as a result of tight internal cost control, the 2005 Gold Institute Standard ("GIS") Cash Operating Cost for Pokrovskiy is *c.*US$125/oz. – a rise of only c.17% compared to 2004. The Cash Operating Cost is *c.*16% below our previously reported cash operating cost per ounce for the first six months of 2005.

Pioneer Deposit

Work at Pioneer focused on three areas: developing reserves, stripping open pit areas and further processing of the technological sample.

Work commenced on the stripping operation to remove all surface material on the first major ore column at the junction of Apophysis 1 and the main orebody. Further work has recently commenced on the second identified ore column. A total amount of 836,000m^3 of material was moved at Pioneer during 2005.

Further small scale processing of the Pioneer ore was undertaken at the Pokrovskiy mill to prove how amenable the ore is to economic gold extraction. During 2005, 53,156 tonnes of Pioneer ore were processed at the Pokrovskiy plant with an average gold content of 5.7g/t. This sample yielded a recovery rate of 90% proving the effectiveness of the ore extraction technology used.

Omchak JV

		2005	2004
Nelkobazoloto – Shkolnoye Deposit			
Ore mined	tonnes '000	**54.7**	50.9
Ore processed	tonnes '000	**54.2**	65.0
Ounces produced	ounces '000	**18.7**	27.4
Berelekh			
Waste rock stripped	m^3 '000	**8,724**	9,311
Sands processed	m^3 '000	**3,957**	3,764
Ounces produced	ounces '000	**57.2**	61.5
Noviye Tekhnologii and Zeyazoloto			
Waste rock stripped	m^3 '000	**381.2**	-
Sands processed	m^3 '000	**222.4**	-
Ounces produced	ounces '000	**3.1**	-
Total gold production	ounces '000	**79.0**	88.9
PHM attributable (50%)	ounces '000	**51.6**	57.0

During 2005, CJSC Omchak ("Omchak") produced gold through its subsidiary companies in two Russian regions – the Magadan and the Amur regions. The total attributable production of gold was 51,600oz and was achieved by the exploitation of the Shkolnoye deposit (CJSC Nelkobazoloto, Magadan region) and a number of smaller deposits.

At Shkolnoye, 54,000 tonnes of ore were extracted from the underground mine and then processed at the onsite processing plant. The ore grade was found to be 10-15g/t.

During the exploration of the alluvial deposits, 4.0 million m^3 of gold bearing sands were enriched using washing equipment. The average grade of gold was 0.5-0.65 g/m^3.

At the Shkolnoye deposit more than 1,000m of underground work was executed, providing access to estimated resources of *c.*97,000oz of gold at the levels of 500m–700m which should provide for stable mining works and mill feed over the next few years. More than 1,000m of drill holes were drilled at alluvial deposits and 200,000m^3 of trenching undertaken.

The joint venture also undertook a process of updating the mining and exploration fleet. For the Shkolnoye mine, a dump truck was acquired for the transportation of ore from underground operations to the plant, as well as equipment for underground drilling and a load-hauler; the alluvial gold operations have ordered a Kamatsu D375 bulldozer and five Libcher loaders.

Omchak acquired various alluvial gold deposits in the Amur region in 2005. These deposits were selected as they were favourably priced and because they suit the skill base of the Omchak team. The estimated reserves and resources of these deposits amount to more than *c.*64,300oz of alluvial gold. Drilling and mining works are being carried out in order to increase production.

Omchak made two acquisitions in the Chita region during 2005. In accordance with the terms of the Verkhne-Alliinskiy deposit licence agreements, Omchak has collated and analysed the historical geological data, and has completed the preparation of an exploration plan. In accordance with the licence, drilling is expected to commence in July 2006. Ahead of submission of exploration plans and preparation of reserves for State Geological Committee approval, core drilling of around 12,000m and trenching of 120,000m^3 is required.

In 2005 Omchak suffered from a larger rise in input costs since it is partly an alluvial operator with *c.*40% of its costs being fuel and energy related. It also experienced significant foreign exchange translation losses. Omchak's GIS total cash costs have increased by *c.*17% to *c.*US$360/oz for 2005.

Amur North East

Tokur Deposit

OAO "ZDP Koboldo" - a 91.7% subsidiary of OOO "Tokurskiy Rudnik"– produced 4,180oz of gold in 2005. Koboldo produces gold from alluvial deposits in the North East of the Amur Region in close proximity to the Tokur and Malomir deposits. Koboldo was acquired by the Group in 2004 and benefits from a skilled local labour force and developed infrastructure.

Rudnoye Joint Venture

OOO "Odolgo" - a 100% subsidiary of ZAO "Rudnoye" – produced 2,366oz (attributable 1,160oz) of gold in 2005. Odolgo is active in the production of gold from alluvial deposits within the licence areas of the Rudnoye joint venture.

Exploration & Development

The Group publishes this summary table and update on progress in Exploration & Development ahead of a fuller report which will be contained in the Annual Report & Accounts.
The Board of Directors commissions a semi-annual independent review of the Exploration & Development work of the Group and the Group's reserve and resource estimates. In light of the considerable progress made during the period, the executive summary of this report will be made available at www.peterhambro.com.

Peter Hambro Mining Group Reserves & Resources Summary
As at 1-1-06

	Category	Ore '000 t	Gold Content kg	oz'000	*@ 1-1-05*
Reserves	*C1**	30,729	61,578	1,980	*2,098*
	C1+C2	1,269	11,332	364	*445*
	C2	134,678	208,043	6,689	*4,933*
	TOTAL	**166,676**	**280,953**	9,033	***7,476***
Resources **	*P1*	150,584	301,479	9,693	*8,442*
	P2	262,270	523,225	16,822	*27,617*
	P2+P3	810,541	1,361,381	43,769	*29,589*
	P3	648,000	714,000	22,956	*4,903*
	TOTAL	**1,871,395**	**2,900,085**	93,240	***70,551***
Reserves & Resources	***TOTAL***	**2,038,071**	**3,181,038**	102,273	***78,027***

* C1 includes a small area of B category reserve at the Tokur deposit.
** It should be remembered that of the P Category Resources, P1 is always supported by drilling whereas this is not necessarily the case for P2 and P3.

"Million Ounce Target" Exploration & Development Update

PHM published updated business plans for the Pokrovskiy Flanks, Pioneer and Malomir deposits in January 2006. The findings of the reports supported the Group's target of a production rate of one million ounces of gold per annum in 2009 and provided more clarity as to the expected development and subsequent relevant contribution of each asset. Based on these plans the Group intends to further develop each of the primary assets and to invest the capital required to meet the production targets. Exploration highlights for 2005 at these four areas include:

Pokrovskiy Deposit & Flanks:

- 9,000m of drilling was completed on the Pokrovskiy deposit. Emphasis was placed on expansion of the open pit reserves at Pokrovka-1, and exploration of the recently identified fanglomerate deposit in the Pokrovka-2 area.
- Pokrovka-1 work has proved extensions of the ore bodies, both laterally and at depth with potential for pit expansion to the east, with which to exploit an ore bridge between the Glavnoye and Ozernoye ore bodies.
- Drill hole evidence for a high-grade extension of the Glavnoye ore body, at grades of 6g/t down to the 120m level (200m below surface).
- Trenches and drill holes along the Sergeevsky fault (NE of Pokrovka-1) at locations indicated by the 3D geochemical model have identified significant mineralisation, thus validating the geochemical modelling method and identifying exploration targets.
- There are significant new findings at Pokrovka-2 of an entirely different type of deposit - effectively an ancient placer, rather than a hard-rock deposit – termed a fanglomerate. This has been explored to identify a C2 reserve of c.220,000 ounces at 0.8 g/t to a depth of 60m, and a further P1+P2 resource of 831,000 ounces. Although low-grade, it is easily enriched by washing away the fine matrix, as most of the gold is contained within coarse fragments (from sand up to boulder size) of the primary ore body. Preliminary

independent test-work shows c.10% of the material remains after simple washing and this material holds c.70% of the gold, showing an average grade of c.8g/t. The present reserve and resource estimates are based on exploration of only a very small portion of the total mapped outcrop area ($4km^2$) of the fanglomerate, so the total is expected to be larger, extending from Pokrovka-2 south-westwards to the Nadvigovy area.

- Exploration also continues in other areas. Notably drill holes and trenches along the Sergeevsky fault (NE of Pokrovka-1) at locations indicated by the 3D geochemical model have identified significant mineralisation. The data received so far further validates the Group's geochemical modelling method and has identified areas for more intensive exploration in 2006.

Pioneer Deposit:

- Exploration in 2005 has proved a number of additional ore columns similar to Apophysis 1 and the ore column at the NE end of Promezhutochnaya zone.
- On the three main ore zones (Bakhmut, Promezhutochnaya, and Yuzhnaya) 2005 exploration drilling and trenching, and completion of all outstanding assays, has allowed the conversion of most of the P1+P2 resources to C2 reserves. C2 reserves are more than doubled and none remain in the P2 category. There is a decline in estimated grade and contained gold, but this is more than compensated for by additional resources now discovered elsewhere in the Pioneer licence area. It is also expected that additional ore columns along the main ore zones will provide increased reserves.
- In Yuzhnaya zone, apart from the previously postulated (and now proved) ore column at the northern end (explored intensively in 2004-5) there is now evidence for a second ore column 800m to the south. It has been intersected in two trenches and 10 drill holes.
- With commissioning of the new laboratory facilities, the assay backlog has now been cleared and positive results obtained for a number of the Pioneer satellite zones. In two of these in particular, significant gold mineralisation has been found: in Zapadnaya zone, three trenches and one drill hole have intersected up to 3m thickness at 10g/t.
- A new structural interpretation for Pioneer has been developed, recognising the coincidence of the several discovered ore columns with the intersection of regularly spaced fracture systems. This conceptual model can now be used, in combination with other methods including the 3D geochemical modelling, for identification of further exploration targets. One of the most promising of these, to be explored in 2006, is Andreevskaya to the south-east of the main Pioneer deposits. A drill-hole at a point predicted by the new structural model, in an analogous position to Apophysis 1, has intersected a zone with very high grades averaging 222.7 g/t over a downhole interval of 8.5 metres, with two samples assaying over 1,000 g/t.

Malomir Deposit:

- Exploration trenching ($197,000m^3$) and drilling (2,632m) during 2005 concentrated on confirmation and extension of reserves on the Diagonal zone. Further to this the Group's Tokur laboratory is now entirely committed to assaying Malomir samples.
- A central area 480m along strike has been re-evaluated. Previous estimates are confirmed and both grade and tonnage are higher than anticipated, with a 20% increase in contained gold in one 480m-long section of the Diagonal zone.
- A significant new finding is that near the NE end of the Diagonal zone, at the junction with several overlying branch thrusts, there is a thick high-grade ore column not previously recognised, with trench sample assays indicating 15g/t over 4 m thickness, and a total ore thickness of 93 m at 1.8g/t.
- Core drilling continues in 2006 with 4 rigs operating, and trenching is to be extended westwards along the Diagonal zone.
- Studies are to be conducted in 2006 to identify markers for the primary zone, a possible semi-oxidised zone, and oxidised zone, and metallurgical testing will be carried out on a

bulk sample to be collected from each ore type - provisionally one primary ore sample from below 100m depth, and one oxide-zone sample from above 100m. Completion of this testing, together with parallel hydrogeological, engineering, geological, topographic surveys, and environmental studies, are also to be conducted in 2006, which will allow the appropriate P1 resources to be converted to C2 reserves, and subsequent preparation of mine planning documents for formal approval.

- Tailings from abandoned placer operations in the Malomir valley will also be tested for easily extractable gold.
- A new zone, named the Quartzite Zone, has been identified across the river valley from the Diagonal Zone. Trenching and drilling is planned on 5 of the metasomatised granitoid masses which constitute the Quartzite zone. Previous data from one of these established a large low-grade resource and metallurgical tests demonstrated the feasibility of cyanide leaching, with 80% recovery from 10mm crushed material. Although the other bodies have not yet been systematically sampled, all available assays show grades of at least 0.3 g/t, with low sulphide content. The Quartzite zone is believed to have large potential gold resources and this area is becoming an important exploration target.

PHM has made further progress at a number of other assets within the portfolio, each of which will be reported on in full within the Annual Report & Accounts. Of these, the most material progress has been made at the Yamal assets:

Novogodnee Monto & Petropavlovskoye deposits and surrounding areas

- Drilling in 2005 on the Novogodnee Monto and Petropavlovskoye deposits included 41,000m deep drill holes to complete the evaluation of the Novogodnee deposit and to delineate the central portion of the Petropavlovskoye deposit, plus 13,700m^3 of trenching within the licence area.
- Work is currently being completed on approvals for mining the main deposit (massive magnetite skarn with layers of gold-bearing sulphides) as a polymetallic operation for gold, iron, and cobalt. Current gold reserves and resources are 340,000 ounces (C1+C2) and 300,000 ounces (P1).
- Unlike Novogodnee Monto, Petropavlovskoye is a gold-bearing quartz stockwork deposit 50-120m thick, with a central quartz 'leader' vein 1-4m thick with grades from 6-70 g/t, now found to be continuous along strike of 500m and to a depth of at least 200m in eight drillhole intersections. Beyond the 550m zone explored in detail, mineralisation has been established to continue for a further 1,500m northwards (with the central quartz vein intersected in three drill holes here too), and southwards for a further 850m. P1 category estimates for the central zone of 800,000 ounces contained gold and for the extensions of 320,000 ounces each, totalling 1,450,000 ounces contained gold (C2+P1 category) for the entire Petropavlovskoye deposit.
- PHM has commissioned SRK Consulting (UK) Ltd to report on the overall licence area and specifically on Novogodnee Monto. The report supports the Group's estimated total reserves and resources and the relevant paragraph reads as follows:

  "Overall SRK considers that the two licences combined represent a valuable addition to the PHM portfolio and that it is reasonable to expect that the feasibility study at Novogodnee Manteau, combined with ongoing exploration of the Toupugol-Khanmeishorkaya, will in due course confirm the existence of ore grade mineralization containing in excess of 5 million ounces of gold."

- It is intended that the final SRK report (or an executive summary thereof) will be available on the PHM website shortly.

Yamalskaya Gornaya Kompaniya (YGK)

- YGK, acquired during 2005, holds a series of exploration licences in the Yamal region in a line to both north and south of Novogodnee Monto, parallel with the river Ob. This is a range of assets in a variety of different geological settings, with potential for large base-metal and polymetallic resources, as well as significant precious-metal (Au, PGM) potential to be explored.

2006 Production Forecast & Outlook

PHM's budget for 2006 shows estimated attributable production of 250,000 ounces. This is a marginal increase on 2005 and is made up of 184,800oz from Pokrovskiy, 41,300oz from the Omchak JV and the remaining ounces from the Group's interest in other Amur region assets.
Historically Pokrovskiy's operating costs have been relatively flat as the inflationary pressure on input costs were outweighed by the increasing economies of scale and cost optimisation programmes initiated at Pokrovskiy. During 2006 production levels are not forecast to increase markedly and consequently operating costs may well see upward pressure.

PHM granted Queens Award for Enterprise

The Board of Directors of the Group is delighted to announce that PHM has been granted the Queen's Award for Enterprise for the years 2006 to 2009 due to the company's outstanding success in international trade. It is one of the UK's most prestigious awards acknowledging business achievement.

Annual Report & Accounts

The Group intends to publish and distribute the Company's Annual Report and Accounts for the year ended 31 December 2005 on 16th May 2006.
This report will contain a more detailed analysis of the work undertaken by the Group during the period, notes to the accounts and a breakdown, by deposit, of the Group's Reserves and Resources and production.

Conference Call

There will be a conference call on 24th of April 2006 at 2.00 pm (London time) and the dial in numbers are as follows:

UK Dial in:	0845 245 3471
International:	+44 (0) 1452 542 300

To replay the call after the event please dial.

UK Dial in:	0845 245 5205
International:	+44 (0) 1452 550 000
Replay Access:	8192609#